Exhibit 4.1

DESCRIPTION OF OUR SECURITIES

The following is a description of our securities of as set forth in certain provisions of our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our Charter, Bylaws and the Delaware General Corporation Law. We encourage you to read our Charter, Bylaws, applicable forms of warrant, and the applicable portions of the DGCL carefully.

Authorized Capitalization

The total amount of authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Voting Rights

The holders of the Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power represented by shares of Common Stock voted for the election of directors can elect all of the directors.

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the board of directors from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Other Rights

Holders of Common Stock do not have any conversion, pre-emptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the Common Stock.

Preferred Stock

Our Charter authorizes the issuance of 1,000,000 shares of Preferred Stock by the board of directors, in one or more series, and the board of directors may establish the number of shares to be included in each such series and may fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations, and restrictions thereof.

The rights of Preferred Stock could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying, or preventing a change in control of the Company.

Warrants

As of December 31, 2025, we have warrants outstanding to purchase an aggregate of 61 shares of Common Stock, which amount consists of the A.G.P. Warrants, the Private Warrants, and the Public Warrants.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each whole Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock.

The Warrant holders, solely by virtue of holding Warrants, do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Warrants and receive shares of Common Stock.

A.G.P. Warrants

Each outstanding whole A.G.P. Warrant represents the right to purchase one share of Common Stock at a price of $3,300,000 per share, subject to adjustment as described in this annual report, at any time on or after October 22, 2023 and ending on or prior to the earlier of (i) 5:00 p.m. (New York City time) on October 22, 2028, or (ii) the date fixed for redemption of the shares underlying the A.G.P. Warrants as provided in the A.G.P. Warrants.

The A.G.P. Warrants are exercisable for cash or on a cashless basis, at the holder’s option.

We may call the A.G.P. Warrants for redemption, in whole and not in part, at any time after the A.G.P. Warrants become exercisable and prior to their expiration, at a price of $3,000 per A.G.P. Warrant,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $5,400,000 per share (as adjusted for stock splits, stock dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period commencing once the A.G.P. Warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders; and

●	provided there is a current registration statement in effect with respect to the shares of Common Stock underlying the A.G.P. Warrants for each day in the 30-trading day period and continuing each thereafter until the redemption date.

If we call the A.G.P. Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its A.G.P. Warrant to do so on a “cashless basis.” If our management takes advantage of this option, holders of A.G.P. Warrants would pay the exercise price by surrendering their A.G.P. Warrants for that number of shares of Common Stock as calculated pursuant to the A.G.P. Warrant. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of an A.G.P. Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the A.G.P. Warrants.

The exercise price of the A.G.P. Warrants may be decreased and/or the number of shares of Common Stock issuable upon exercise of the A.G.P. Warrants may be adjusted upon the occurrence of certain events such as, in certain circumstances, if we pay a stock dividend or make a distribution on shares of Common Stock, if we subdivide the outstanding shares of Common Stock into a larger number of shares, or upon certain other types of stock dividends or splits. The A.G.P. Warrants also give the holder, in certain circumstances, the right to acquire securities if we conduct a future offering of Common Stock or certain other securities. Subject to stock market rules, we may, subject to the prior written consent of the holder, reduce the then current exercise price of the A.G.P. Warrants to any amount for any period of time deemed appropriate by the board of directors.

Private Warrants and Public Warrants

Each outstanding whole Private Warrant and Public Warrant represents the right to purchase one share of Common Stock at a price of $3,450,000 per share, subject to adjustment as discussed in this annual report, at any time commencing 30 days after the Business Combination and ending five years after the Business Combination.

The Private Warrants, as well as any warrants underlying additional units issued to the Sponsor or our officers, directors or their affiliates in payment of working capital loans, are identical to the Public Warrants except that the Private Warrants (i) will be exercisable for cash or on a cashless basis, at the holder’s option, and (ii) will not be redeemable by us, in each case so long as they are still held by the Sponsor or its permitted transferees.

We may call the Public Warrants for redemption (excluding any warrants underlying additional units issued to the Sponsor, our officers, directors or their affiliates in payment of working capital loans made to us), in whole and not in part, at a price of $3,000 per Public Warrant,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $5,400,000 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the applicable warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of Common Stock under the blue sky laws of the state of residence in those states in which such Public Warrants were offered by us in the offering.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants.

In addition, if we, at any time while the Public Warrants or Private Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants or Private Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Common Stock if we do not complete our initial business combination within 12 months from the closing of this offering (or up to 18 months from the closing of the offering at the election of the Company subject to satisfaction of certain conditions or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation) or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the Public Warrants and Private Warrants exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant and Private Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of ours as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants and Private Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and Private Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants or Private Warrants (as applicable) would have received if such holder had exercised their Public Warrants or Private Warrant (as applicable) immediately prior to such event. However, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant or Private Warrant (as applicable) properly exercises such warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders,000 of the Public Warrants and Private Warrants when an extraordinary transaction occurs during the exercise period of such warrants pursuant to which the holders of such warrants otherwise do not receive the full potential value of such warrants in order to determine and realize the option value component of the applicable warrant. This formula is to compensate the Public Warrant or Private Warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and Private Warrants are issued in registered form under a warrant agreement between Vstock Transfer, LLC, as warrant agent, and the Company. The warrant agreement provides that the terms of the Public Warrants and Private Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, or defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

Anti-Takeover Effects of the Charter, the Bylaws, and Delaware Law

We have certain anti-takeover provisions in place as follows:

Special Meeting of Stockholders

Our Bylaws provide that, subject to the rights of the holders of any outstanding series of our Preferred Stock and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by (i) the chairperson of the board of directors, (ii) the chief executive officer, or (iii) a majority vote of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that, in addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at our principal executive offices (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting, or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company.

Authorized but Unissued Shares

Our authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum Selection

Our Charter requires that, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or the bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) to the fullest extent permitted by the applicable law, the federal district courts of the United States of America for the District of Delaware and the Court of Chancery of the State of Delaware shall have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of the Company’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. The Company cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business, operating results, and financial condition.

Limitation on Liability and Indemnification of Directors and Officers

Our Charter provides that directors and officers will be indemnified by the Company to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

Our Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Company against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and the Company’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent

The transfer agent and registrar for the Common Stock and the warrant agent for the Warrants is Continental Stock Transfer & Trust Company, with an address of 1 State Street, 30th Floor, New York NY 10004.